Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-150559

November 5, 2008

Prospectus Supplement No. 1

To the Prospectus dated May 13, 2008

of

Global Energy Inc.

relating to

6,600,000 Shares of the Common Stock of Global Energy Inc.

This prospectus supplement supplements our prospectus dated May 13, 2008, relating to the resale by YA Global Investments, L.P. of the following shares of our common stock:

(i)

an aggregate of 6,000,000 shares of our common stock that may be issued to YA Global upon conversion of the secured convertible debentures issued to it pursuant to a securities purchase agreement dated July 6, 2007 between YA Global and our company; and

(ii)

an aggregate of 600,000 shares of our common stock that may be issued to YA Global upon exercise of the warrants issued to it pursuant to a securities purchase agreement dated July 6, 2007 between YA Global and our company.

You should read this prospectus supplement in conjunction with our prospectus dated May 13, 2008. This prospectus supplement is qualified by reference to our prospectus dated May 13, 2008, except to the extent the information in this prospectus supplement supersedes the information in our prospectus dated May 13, 2008.

TRANSACTION WITH YA GLOBAL INVESTMENTS, L.P.

On July 6, 2007, we entered into a securities purchase agreement with YA Global Investments, L.P., whereby we agreed to issue to YA Global secured convertible debentures for an aggregate principal amount of $4,000,000 and 600,000 warrants to acquire an aggregate of 600,000 shares of our common stock. The secured convertible debentures for an aggregate principal amount of $4,000,000 were to be issued as follows:

(i)	$500,000 within three (3) business days of the date of the securities purchase agreement;
(ii)	$1,500,000 within three (3) business days of the date YA Global completed its independent due diligence report;
(iii)

$1,000,000 on the date that we filed a registration statement with the Securities and Exchange Commission registering for resale an aggregate of 6,600,000 shares of our common stock that could be issued upon conversion of the secured convertible debentures and exercise of the warrants issued to YA Global; and

(iv)

$1,000,000 after the satisfaction of certain conditions, including a condition that the Securities and Exchange Commission declare effective the registration statement registering for resale the 6,600,000 shares of our common stock that could be issued upon conversion of the secured convertible debentures and exercise of the warrants issued to YA Global.

On July 6, 2007, as required by the securities purchase agreement with YA Global, we issued to YA Global 300,000 warrants with an exercise price of $2.50 per share exercisable until July 6, 2012 and an additional 300,000 warrants with an exercise price of $2.35 per share exercisable until July 6, 2012.

On July 10, 2007, as required by the securities purchase agreement, we issued to YA Global a secured convertible debenture for a principal amount of $500,000 with a conversion price of $2.20 per share and a maturity date of July 6, 2010. On October 22, 2007, we amended the terms of the first secured convertible debenture by changing the maturity date from July 6, 2010 to October 31, 2010.

On October 23, 2007, as required by the securities purchase agreement, we issued to YA Global a second secured convertible debenture for a principal amount of $1,500,000 with a conversion price of $2.20 per share and a maturity date of October 31, 2010.

On December 5, 2007, as required by the securities purchase agreement, we issued to YA Global a third secured convertible debenture for a principal amount of $1,000,000 with a conversion price of $2.20 per share and a maturity date of October 31, 2010.

On March 20, 2008, we entered into an agreement with YA Global whereby YA Global agreed to purchase half of the final $1,000,000 convertible debenture prior to satisfaction of all of the conditions (including the condition that the SEC declare effective the resale registration statement) and we agreed to amend the debentures and warrants as follows:

(i)

in lieu of the final $1,000,000 secured convertible debenture, we agreed to issue and YA Global agreed to purchase two secured convertible debentures each in the amount of $500,000; the first of these was to be issued immediately, while the second would be issued, if at all, upon the satisfaction of the conditions as originally agreed (including the condition that the Securities and Exchange Commission declare effective the resale registration statement);

(ii)	a reduction in the conversion price of all secured convertible debentures issued and outstanding to YA Global from $2.20 to $1.25 per share; and
(iii)	a reduction in the exercise prices of all warrants issued and outstanding to YA Global from $2.50 and $2.35, respectively, to $1.25 per share.

On March 20, 2008, as required by the amended securities purchase agreement, we issued to YA Global a fourth secured convertible debenture for a principal amount of $500,000 with a conversion price of $1.25 per share and a maturity date of October 31, 2010. In addition, we amended the terms of the first, second and third secured convertible debentures issued to YA Global to reflect the revised conversion price of $1.25 per share.

On May 13, 2008, the Securities and Exchange Commission declared effective the resale registration statement registering the 6,600,000 shares of our common stock that could be issued upon conversion of the secured convertible debentures and exercise of the warrants issued to YA Global As required by the amended securities purchase agreement, we issued to YA Global a fifth secured convertible debenture for a principal amount of $500,000 with a conversion price of $1.25 per share and a maturity date of October 31, 2010.

As at May 13, 2008, we had issued to YA Global the secured convertible debentures for an aggregate principal amount of $4,000,000 and 600,000 warrants to acquire an aggregate of 600,000 shares of our common stock. In addition, we had paid to Yorkville Advisors, LLC, an investment manager to YA Global, the following amounts:

(i)

a structuring fee of $20,000 in connection with the issuance of the first secured convertible debenture and aggregate fees of $280,000 equal to seven (7) percent of the aggregate principal amount of $4,000,000 for the secured convertible debentures, pursuant to section 4(g) of the securities purchase agreement; and

(ii)	due diligence fees of $30,000 in connection with the issuance of the second secured convertible debenture, pursuant to 4(r) of the securities purchase agreement dated.

On September 22, 2008, we entered into an amending agreement with YA Global amending the securities purchase agreement as follows:

(i)

YA Global agreed to defer payment of interest that had accrued on the $4,000,000 aggregate principal balance represented by the five secured convertible debentures held by it to a date as late as October 31, 2008, subject to further deferment, but only if we completed an offering of at least $1,500,000 in gross proceeds on or before October 31, 2008;

(ii)

YA Global Investments agreed to defer payment of the principal installments that were due on July 31, 2008, August 31, 2008 and September 30, 2008 pursuant to the five secured convertible debentures until October 31, 2008, subject to further deferment, but only if we completed an offering of at least $1,500,000 in gross proceeds on or before October 31, 2008;

(iii)	the rate of interest to be charged on the aggregate principal amount of $4,000,000 pursuant to the five secured convertible debentures was increased from 10% to 12%; and
(iv)	we agreed to issue 1,000,000 restricted shares of our common stock to YA Global in consideration for its agreements in the amending agreement.

In addition, under the amending agreement dated September 22, 2008, we agreed to the following, but only if (and when) we completed an offering of at least $1,500,000 in gross proceeds on or before October 31, 2008:

(i)

we would make a payment in the amount of $180,000 for interest accrued and unpaid on the aggregate principal amount of $4,000,000, to be paid directly from the gross proceeds of the offering, and a payment of an additional amount equal to 10% of the gross proceeds from the offering if we raised gross proceeds of between $2,200,000 and $3,900,000;

(ii)

we would make payments on account of the indebtedness represented by the convertible debentures in an amount equal to 50% of all cash flows generated by our Ethiopian subsidiary, Global Energy Pacific Limited, in excess of the first $700,000 in cash flow, to be paid on each installment payment date set out on the revised installment payment schedule described in paragraph (iv) below;

(iii)

we would reduce the conversion price of all secured convertible debentures issued and outstanding to YA Global from $1.25 to $0.10 per share, in each case as already required by the terms of those secured convertible debentures;

(iv)	we would revise the repayment schedule for the five secured convertible debentures issued to YA Global to provide for the following:
a.

for the period between November, 2008 and September, 2009; a minimum cash payment of $10,000 (not applicable for the months of November and December 2008) and an additional payment amount equal to four (4) percent of the difference between the gross proceeds of the offering and $2,200,000, and further payments ranging from $25,000 to $75,000 in value, payable in shares of our common stock, provided that certain equity conditions are satisfied, including the registration for resale (or the availability of a registration exemption) of the shares of our common stock to be issued upon conversion of the five secured convertible debentures and the maintenance of the trading of the shares of our common stock on the over-the-counter bulletin board or an exchange; and

b.

for the period between October, 2009 and October, 2010; a payment of $225,000, which may be paid at our discretion by redemption or conversion, or a combination of both, in accordance with the terms of the secured convertible debentures; and

(v)

a reduction in the exercise price of all warrants held by YA Global from $1.25 to $0.10 per share, and an increase in the number of shares of our common stock to be issued upon exercise of the warrants from 600,000 to 7,500,000 shares of our common stock, in each case as already required by the terms of those warrants.

On September 30, 2008, we closed an offering of 30 units at a price of $50,000 per unit, raising $1,500,000 in gross proceeds. Each unit consisted of 500,000 shares of our common stock and 500,000 warrants with an exercise price of $0.10 per share, exercisable for a period of five years.

As a result of our closing the offering on September 30, 2008, the provisions of the amending agreement set out above became effective, including the reduction of the exercise price and conversion price of the warrants and convertible debentures, respectively, to $0.10, and the increase of the number of shares of our common stock to be issued upon exercise of the warrants from 600,000 to 7,500,000.

Secured Convertible Debentures. The secured convertible debentures held by YA Global may be converted at the option of YA Global, at any time up to the maturity date of October 31, 2010, at the conversion price of $0.10 per share. Alternatively, a portion of the secured convertible debentures held by YA Global may be converted at our option on each installment payment date, at our conversion price equal to the lesser of the conversion price of $0.10 per share, or the market conversion price, defined as ninety five (95) percent of the lowest volume weighted average price of the shares of our common stock during the fifteen (15) consecutive trading days immediately preceding the conversion date, as quoted on the over-the-counter bulletin board. For the period between November, 2008 and September, 2009, we will make installment payments on the aggregate principal amount of $4,000,000 for the secured convertible debentures issued to YA Global in accordance with the installment payment schedule set out below, in cash (as shown in the schedule under the heading Company Redemption Amount) and in addition to the cash amount, in shares of our common stock (as shown in the schedule under the heading Company Conversion Amount), provided that payment of any Company Conversion Amount is conditioned on the satisfaction or waiver of certain equity conditions, including the continued registration for resale (or the availability of a registration exemption) of the shares of our common stock to be issued upon conversion of the secured convertible debentures issued to YA Global and the maintenance of the trading of the shares of our common stock on the over-the-counter bulletin board or an exchange. For the period between October, 2009 and October, 2010, we will make installment payments of $225,000, which may be paid at our discretion by redemption or conversion, or a combination of both, in accordance with the terms of the secured convertible debentures. YA Global will have the right to allocate each installment payment towards principal and accrued interest over each of the secured convertible debentures as it sees fit and will provide notice of such allocation to us after receipt of the installment payment.

Instalment Payment Date	Company Redemption Amount	Company Conversion Amount
November 2008	$0 plus Variable Redemption Amount	$25,000
December 2008	$0 plus Variable Redemption Amount	$35,000
January 2009	$10,000 plus Variable Redemption Amount	$50,000
February 2009	$10,000 plus Variable Redemption Amount	$60,000
March 2009	$10,000 plus Variable Redemption Amount	$70,000
April 2009	$10,000 plus Variable Redemption Amount	$70,000
May 2009	$10,000 plus Variable Redemption Amount	$70,000
June 2009	$10,000 plus Variable Redemption Amount	$75,000
July 2009	$10,000 plus Variable Redemption Amount	$75,000
August 2009	$10,000 plus Variable Redemption Amount	$75,000
September 2009	$10,000 plus Variable Redemption Amount	$75,000
Each month from October 2009 to October 2010	$225,000, which may be paid at our discretion by redemption or conversion, or a combination of both, in accordance with the terms of the secured convertible debentures

The following table summarizes the value of the shares of our common stock underlying the secured convertible debentures in the aggregate principal amount of $4,000,000 held by YA Global and the potential discount to market price that YA Global may receive. For the purposes of this table, we have assumed that all five of the secured convertible debentures held by YA Global were sold on September 22, 2008.

Market Price on Date of Sale(1)	Conversion Price(2) (3)	Total Shares of our Common Stock Underlying Secured Convertible Debentures(4)	Total Value of Shares of our Common Stock at Market Price(5)	Total Value of Shares of our Common Stock at Conversion Price(6)	Total Possible Discount to Market Price(7)
$0.16	$0.10	40,000,000	$6,400,000	$4,000,000	60%

Notes:

(1)	The closing market price per share on September 22, 2008, the date of the assumed sale of all five of the secured convertible debentures held by YA Global
(2)	The revised conversion price of $0.10 per share for all five of the secured convertible debentures held by YA Global
(3)

Under the securities purchase agreement dated July 6, 2007 between YA Global and our company, the conversion price of the secured convertible debentures issued to YA Global was originally set at $2.20 per share. Pursuant to the amending agreement dated March 20, 2008, the conversion price was changed from $2.20 to $1.25 per share for all of the secured convertible debentures then held by YA Global Pursuant to the amending agreement dated September 22, 2008, the conversion price was further reduced from $1.25 to $0.10 per share.

(4)

The total number of the shares of our common stock underlying all secured convertible debentures held by YA Global, assuming full conversion at the option of YA Global on the date of the assumed sale of the secured convertible debentures, at the conversion price of $0.10 per share.

(5)

Total market value of the shares of our common stock underlying all secured convertible debentures issued and outstanding to YA Global, assuming full conversion at the option of YA Global on the date of the assumed sale of the secured convertible debentures, at the market price of the shares of our common stock.

(6)

Total value of the shares of our common stock underlying all secured convertible debentures held by YA Global assuming full conversion at the option of YA Global on the date of the assumed sale of the secured convertible debentures, at the conversion price of $0.10 per share.

(7)	Discount to market price calculated by dividing the amount in footnote (1) by the amount in footnote (2).

Warrants. On July 6, 2007, we issued to YA Global 300,000 warrants with an exercise price of $2.50 per share exercisable until July 6, 2012 and additional 300,000 warrants with an exercise price of $2.35 per share exercisable until July 6, 2012. On March 20, 2008, the exercise price of these warrants was changed from $2.35 and $2.50, respectively, to $1.25 per share. On September 22, 2008, the exercise price of these warrants was further reduced from $1.25 to $0.10 per share. In addition, we increased the number of shares of our common stock that could be issued upon exercise of all of these warrants from 600,000 to 7,500,000, in accordance with the adjustment terms of the warrants.

The following table summarizes the value of the warrants issued to YA Global For the purposes of this table, we have assumed that all 7,500,000 warrants issued and outstanding to YA Global International, L.P. were fully exercised on a cash basis on September 22, 2008.

Market Price on Date of Sale(1)	Exercise Price(2)	Total Shares of our Common Stock Underlying the Warrants(3)	Total Value of Shares of our Common Stock at Market Price(4)	Total Value of Shares of our Common Stock at Exercise Price(5)	Total Possible Discount to Market Price(6)
$0.16	$0.10	7,500,000	$1,200,000	$750,000	60%

Notes:

(1)	The closing market price per share on September 22, 2008, the date of the assumed exercise of the warrants.
(2)	The revised exercise price of $0.10 per share.
(3)

The total number of shares of our common stock underlying all of the warrants held by YA Global, assuming full exercise of the warrants on the date of the assumed sale of the warrants, at the exercise price of $0.10 per share.

(4)

Total market value of the shares of our common stock underlying all warrants held by YA Global, assuming full exercise of the warrants on the date of the assumed sale of the warrants, at the market price of the shares of our common stock.

(5)

Total value of the shares of our common stock underlying all warrants issued to YA Global, assuming full exercise of the warrants on the date of the assumed sale of the warrants at the exercise price of $0.10 per share.

(6)	Discount to market price calculated by dividing the amount in footnote (1) by the amount in footnote (2).

Irrevocable Transfer Agent Instructions. On July 6, 2007, we entered into an irrevocable transfer agent instructions with Worldwide Stock Transfer, LLC, whereby we appointed David Gonzalez, Esq., an officer of YA Global, for the purposes of processing share issuances and transfers as contemplated by the securities purchase agreement dated July 6, 2007 between YA Global and our company. On March 20, 2008, we entered into an amending agreement to the irrevocable transfer agent instructions dated July 6, 2007 between Worldwide Stock Transfer, LLC and our company, whereby we agreed with Worldwide Stock Transfer, LLC that Worldwide Stock Transfer, LLC will act as our transfer agent for the purposes of processing share issuances and transfers as contemplated by the securities purchase agreement dated July 6, 2007 between YA Global and our company, upon our delivery of a properly completed conversion of secured convertible debenture notice or a warrant exercise form. The amending agreement dated Mary 20, 2008 to the irrevocable transfer agent instructions dated July 6, 2007 between Worldwide Stock Transfer, LLC and our company, includes that the shares of our common stock to be issued upon conversion of the secured convertible debentures or exercise of a warrant issued and outstanding to the YA Global will not bear any restrictive legend, provided that the registration statement filed with the Securities and Exchange Commission, registering an aggregate of 6,600,000 shares of our common stock to be issued upon conversion of the secured convertible debentures and exercise of the warrants issued to YA Global, pursuant to the registration rights agreement dated July 6, 2007 between YA Global and our company, is declared effective by the Securities and Exchange Commission and continues to be in effect, and our legal counsel delivers the notice of effectiveness and an opinion of counsel to that effect.

In addition, under the terms of the amending agreement dated March 20, 2008, we have agreed with Worldwide Stock Transfer, LLC not to replace Worldwide Stock Transfer, LLC as our transfer agent for the purposes of processing share issuances and transfers as contemplated by the securities purchase agreement dated July 6, 2007 between YA Global and our company, without prior written consent of YA Global.

Potential Profit to The following table summarizes the potential profit that YA Global may realize from all secured convertible debentures and warrants held by YA Global For the purposes of the table, we have assumed the conversion of all secured convertible debentures held by YA Global for the aggregate principal amount of $4,000,000, at the option of YA Global at the conversion price of $0.10, and assumed the full exercise of all warrants issued and outstanding to YA Global, at the exercise price of $0.10 per share, without the effect of any anti-dilution adjustments that may occur in the future due to our company action.

Market Price	Total Possible Profit on the Secured Convertible Debenture upon Conversion(2)	Total Possible Profit on the Warrant upon Exercise(3)	Total
$0.16(1)	$2,400,000	$450,000	$2,850,000

Notes:

(1) The closing market price per share on September 22, 2008, the date of the assumed sale of the secured convertible debentures and the warrants issued to YA Global.

(2) At the amended conversion price of $0.10.

(3) At the amended exercise price of $0.10.

Shares of our common stock Available for Resale by YA Global The following table sets forth (i) the number of the shares of our common stock that are issued and outstanding as of October 30, 2008, (ii) the number of the shares of our common stock that are issued and outstanding and held by non-affiliates of our company, and (iii) the number of the shares of our common stock registered for resale by YA Global, and also as a percentage of the numbers described in (i) and (ii).

Total Number of Shares of our common stock Outstanding(1)	Total Number of Shares of our common stock held by Non-Affiliates of the Company	Total Number of Shares of our common stock Registered for Resale by Selling Stockholder	Resale Shares of our common stock as a Percent of Outstanding(2)	Resale Shares of our common stock as a Percent of Non- Affiliates(3)
79,387,764	37,387,764	6,600,000	8.31%	17.65%

Notes:

(1)

Total number of the shares of our common stock issued and outstanding as of October 30, 2008. Of this amount, Carrigain Investment Ltd., an affiliate of our company, holds 42,000,000 million shares of our common stock and the remaining 37,387,764 shares of our common stock are held by non-affiliates. To the best of our knowledge, no other affiliate holds any shares of our common stock. Our directors and officers hold stock options but no shares of our common stock.

(2)	Total number of the shares of our common stock registered for resale as a percentage of 79,387,764 shares of our common stock.
(3)	Total number of shares of our common stock registered for resale as a percentage of 37,387,764 shares of our common stock.

Fees Payable to YA Global The following table summarizes the potential payments we may be required to pay to YA Global and its affiliates, including Yorkville Advisors, LLC. For purposes of this table, we have assumed that the entire $4,000,000 aggregate principal amount of the secured convertible debentures were issued on July 6, 2007. The table reflects all the payments of fees, interest and premiums due during the term of the secured convertible debentures and the warrants.

Structuring and Other Fees(1)	Maximum Interest Payments(2)	Maximum Redemption Premiums(3)	Maximum Liquidated Damages(4)	Total Maximum Payments(5)	Total Net Proceeds to Company(6)
$330,000	$1,210,000	$800,000	$960,000	$3,300,000	$700,000

Notes:

(1)

As of the date hereof, we have paid Yorkville Advisors, LLC an aggregate of $33,000 in fees pursuant to the securities purchase agreement dated July 6, 2007, which includes $20,000 in a structuring fee and $280,000 equal to seven (7) percent of the aggregate principal amount of $4,000,000 for the secured convertible debentures, pursuant to section 4(g) of the securities purchase agreement, and $30,000 in due diligence fees pursuant to section 4(r) of the securities purchase agreement.

(2)

Maximum amount of interest that can accrue assuming all secured convertible debentures remain outstanding until the maturity date. We may pay accrued interest in either cash or shares of our common stock, at our discretion.

(3)

Under certain circumstances, we have the right to redeem the full principal amount of the secured convertible debentures held by YA Global prior to the maturity date by repaying the principal plus a redemption premium of 20%. This represents the maximum redemption premium that we would pay assuming that we redeem all five of the secured convertible debentures held by YA Global prior to maturity at the highest redemption premium. If we choose to redeem the secured convertible debentures before the maturity date, the interest payments referenced in footnote (2) would decline.

(4)	The maximum aggregated liquidated damages that may be payable to YA Global as required by the registration rights agreement.
(5)	Total maximum payments that we may be required to make assuming that we made all of the payments described in footnotes (1) through (4).
(6)	Total net proceeds to us assuming that we were required to make payments as described in footnotes (1) through (4).

Copies of Agreements. Incorporated by reference to this prospectus supplement are copies of all agreements between us and:

•	YA Global Investments, L.P.;
•	any affiliates of YA Global Investments, L.P.; and
•	any person with whom YA Global Investments, L.P. has a contractual relationship regarding the transaction in connection with the sale of the secured convertible debentures and the warrants.

These documents include the following, which were included in our Report on Form 8-K filed on July 12, 2007, our Report on Form 8-K filed on October 26, 2007, our Report on Form 8-K filed on December 13, 2007, our Report on Form 8-K filed on March 26, 2008, our Report on Form 8-K filed on May 15, 2008 and our Report on Form 8-K filed September 25, 2008:

•	the securities purchase agreement dated July 6, 2007 between our company and YA Global Investments, L.P.;
•	the registration rights agreement dated July 6, 2007 between YA Global Investments, L.P. and our company and;
•	the security agreement dated July 6, 2007 between YA Global Investments, L.P. and our company and;
•	the warrant certificate number GEYI-1-1 dated July 6, 2007 representing 300,000 warrants;
•	the warrant certificate number GEYI-1-2 dated July 6, 2007 representing 300,000 warrants;
•	the secured convertible debenture GEYI-1-1 dated July 10, 2007;

•	the amended and restated secured convertible debenture GEYI-1-1 dated July 10, 2007;
•	the secured convertible debenture GEYI-1-2 dated October 23, 2007;
•	the secured convertible debenture GEYI-1-3 dated December 5, 2007;
•	the amendment dated March 20, 2008 to the securities purchase agreement dated July 6, 2007 between YA Global Investments, L.P. and our company;
•	the amendment no. 1 dated March 20, 2008 to the amended and restated convertible debenture GEYI-1-1 dated July 10, 2007;
•	the amendment no. 1 dated March 20, 2008 to the secured convertible debenture GEYI-1-2 dated October 23, 2007;
•	the amendment no. 1 dated March 20, 2008 to the secured convertible debenture GEYI-1-3 dated December 5, 2007;
•	the amendment no. 1 dated March 20, 2008 to the warrant certificate number GEYI-1-1 dated July 6, 2007 representing 300,000 warrants;
•	the amendment no. 1 dated March 20, 2008 to the warrant certificate number GEYI-1-2 dated July 6, 2007 representing 300,000 warrants;
•	the secured convertible debenture GEYI-1-4 dated March 20, 2008;
•	the amended and restated irrevocable transfer agent instructions dated March 20, 2008 (filed as exhibit 10.33 to this registration statement);
•	the secured convertible debenture GEYI-1-5 dated May 15, 2008; and
•	the amending agreement dated September 22, 2008.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.